UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )*

CRESTWOOD EQUITY PARTNERS LP

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

226344208

(CUSIP Number)

Nickolas J. Lorentzatos

Executive Vice President, General Counsel and Corporate Secretary

Oasis Petroleum Inc.

1001 Fannin Street, Suite 1500

Houston TX 77002

Tel: (281) 404-9500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 1, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), checking the following box.  ☐

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons OMS Holdings LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power -0-
	8	Shared Voting Power 20,985,668 units*
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 20,985,668 units*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 20,985,668 units*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 21.6%**
14	Type of Reporting Person OO (Limited Liability Company)

*

Consists of 11,769,668 common units representing limited partner interests in Crestwood Equity Partners LP (“Crestwood Common Units”) held of record by OMS Holdings LLC, and 9,216,000 Crestwood Common Units held of record by Oasis Investment Holdings LLC. OMS Holdings LLC is the managing member of and owns an 87.3% membership interest in Oasis Investment Holdings LLC. Oasis Petroleum North America LLC owns the remaining 12.7% membership interest in Oasis Investment Holdings LLC.

**	Based on a total of 97,357,562 Crestwood Common Units outstanding as of February 3, 2022.

1	Names of Reporting Persons Oasis Investment Holdings LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power -0-
	8	Shared Voting Power 9,216,000
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 9,216,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,216,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 9.5%*
14	Type of Reporting Person OO (Limited Liability Company)

*	Based on a total of 97,357,562 Crestwood Common Units outstanding as of February 3, 2022.

1	Name of Reporting Person Oasis Petroleum North America LLC
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B:) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power -0-
	8	Shared Voting Power 9,216,000*
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 9,216,000*

|11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,216,000*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 9.5%**
14	Type of Reporting Person OO (Limited Liability Company)

*	Consists of 9,216,000 Crestwood Common Units held of record by Oasis Investment Holdings LLC. Oasis Petroleum North America LLC owns a 12.7% membership interest in Oasis Investment Holdings LLC.
**	Based on a total of 97,357,562 Crestwood Common Units outstanding as of February 3, 2022.

1	Name of Reporting Person Oasis Petroleum LLC
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power -0-
	8	Shared Voting Power 20,985,668 units*
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 20,985,668 units*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 20,985,668 units*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 21.6%**
14	Type of Reporting Person OO (Limited Liability Company)

*

Consists of 11,769,668 Crestwood Common Units held of record by OMS Holdings LLC, which is a wholly owned subsidiary of Oasis Petroleum LLC, and 9,216,000 Crestwood Common Units held of record by Oasis Investment Holdings LLC. OMS Holdings LLC is the managing member of and owns an 87.3% membership interest in Oasis Investment Holdings LLC. Oasis Petroleum North America LLC, which is a wholly owned subsidiary of Oasis Petroleum LLC, owns the remaining 12.7% membership interest in Oasis Investment Holdings LLC.

**	Based on a total of 97,357,562 Crestwood Common Units outstanding as of February 3, 2022.

1	Names of Reporting Persons Oasis Petroleum Inc.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power -0-
	8	Shared Voting Power 20,985,668 units*
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 20,985,668 units*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 20,985,668 units*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 21.6%**
14	Type of Reporting Person CO (Corporation)

*

Consists of 11,769,668 Crestwood Common Units held of record by OMS Holdings LLC, a wholly owned subsidiary of Oasis Petroleum LLC, which is a wholly owned subsidiary of Oasis Petroleum Inc., and 9,216,000 Crestwood Common Units held of record by Oasis Investment Holdings LLC. OMS Holdings LLC is the managing member of and owns an 87.3% membership interest in Oasis Investment Holdings LLC. Oasis Petroleum North America LLC, which is a wholly owned subsidiary of Oasis Petroleum LLC, owns the remaining 12.7% membership interest in Oasis Investment Holdings LLC.

**	Based on a total of 97,357,562 Crestwood Common Units outstanding as of February 3, 2022.

Item 1.	Security and Issuer

This Schedule 13D relates to the common units representing limited partner interests (the “Crestwood Common Units”) of Crestwood Equity Partners LP, a Delaware limited partnership (the “Issuer”).

The address of the Issuer’s principal executive office is 811 Main St., Suite 3400, Houston, Texas 77002.

Item 2.	Identity and Background

(a) This Schedule 13D is being filed jointly on behalf of the following persons (collectively, the “Reporting Persons”):

(i)	Oasis Petroleum Inc., a Delaware corporation (“Oasis”);

(ii)	OMS Holdings LLC, a Delaware limited liability company (“OMS Holdings”);

(iii)	Oasis Investment Holdings LLC, a Delaware limited liability company (“Oasis Investment Holdings”);

(iii)	Oasis Petroleum North America LLC, a Delaware limited liability company (“OPNA”); and

(iv)	Oasis Petroleum LLC, a Delaware limited liability company (“Oasis LLC”).

Each of OMS Holdings and OPNA is a wholly owned subsidiary of Oasis LLC. Oasis LLC is a wholly owned subsidiary of Oasis. OMS Holdings is the managing member of and owns an 87.3% membership interest in Oasis Investment Holdings. OPNA owns the remaining 12.7% membership interest in Oasis Investment Holdings.

Each of Douglas E. Brooks, Daniel E. Brown, Samantha Holroyd, John Jacobi, John Lancaster, Rob McNally, Cynthia Walker and Marguerite N. Woung-Chapman is a director of Oasis. The executive officers of Oasis are Daniel E. Brown, Taylor L. Reid, Michael Lou and Nickolas J. Lorentzatos.

(b) The business address of the Reporting Persons and the other individuals named in this Item 2 for purposes of this filing is 1001 Fannin Street, Suite 1500, Houston, Texas 77002.

(c) The principal business of Oasis is exploration and production, focusing on the acquisition and development of onshore, unconventional crude oil and natural gas resources in the United States. The principal business of OMS Holdings is to act as a holding company for the equity of various Oasis subsidiaries. The principal business of Oasis Investment Holdings is to hold and develop certain non-operated, non-reservation oil and gas assets and to hold equity interests in Oasis subsidiaries. The principal business of OPNA is to conduct exploration and production activities on oil and gas properties owned by Oasis located in the North Dakota and Montana regions of the Williston Basin. The principal business of Oasis LLC is to hold equity interests in OMS Holdings, OPNA and other Oasis subsidiaries.

The present principal occupation or employment of Douglas E. Brooks is as a director of Oasis and as a director of California Resources Corporation. The present principal occupation or employment of Rob McNally is as a director of Oasis and as a director of Summit Midstream Partners LP. The present principal occupation or employment of Cynthia Walker is as a director of Oasis and as a director of Sempra Energy. The present principal occupation or employment of Samantha Holroyd is as Principal at Golden Advisory Services LLC. The present principal occupation or employment of John Jacobi is as Chief Executive Officer and President of Javelin Energy Partners LLC. The present principal occupation of John Lancaster is as a Managing Partner of Oyster Creek LLC. The present principal occupation or employment of Marguerite N. Woung-Chapman is as a director of Oasis and as a director of Summit Midstream Partners LP. The present principal occupation or employment of Daniel E. Brown is as a director of Oasis and as an executive of Oasis and/or one or more of its affiliates. The present principal occupation of Taylor L. Reid, Michael Lou and Nickolas J. Lorentzatos is as an executive of Oasis and/or one or more of its affiliates.

(d) None of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the other individuals named in this Item 2, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e) None of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the other individuals named in this Item 2, has been party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws during the last five years.

(f) Oasis, OMS Holdings, Oasis Investment Holdings, OPNA, and Oasis LLC are organized under the laws of the State of Delaware. Each other individual named in this Item 2 is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration.

The Crestwood Common Units were obtained by the Reporting Persons as consideration for the completion of the transactions contemplated by the Agreement and Plan of Merger (the “Merger Agreement”) by and between Oasis Midstream Partners LP (“OMP”), the Issuer, Project Falcon Merger Sub LLC, a Delaware limited liability company and direct wholly owned subsidiary of the Issuer (“Merger Sub”), Project Phantom Merger Sub LLC, a Delaware limited liability company and direct wholly owned subsidiary of the Issuer (“GP Merger Sub”), OMP GP LLC, a Delaware limited liability company and the general partner of OMP (the “General Partner”), and, solely for the purposes of Section 2.1(a)(i) of the Merger Agreement, Crestwood Equity GP LLC, a Delaware limited liability company and the general partner of the Issuer (“Crestwood GP”).

Such consideration is further discussed in Item 4 of this Schedule 13D.

Item 4.	Purpose of Transaction

The Merger Agreement

Pursuant to the Merger Agreement, on February 1, 2022 (the “Closing Date”), Merger Sub merged with and into OMP (the “LP Merger”), with OMP surviving the LP Merger as a direct subsidiary of the Issuer, and GP Merger Sub merged with and into the General Partner (the “GP Merger” and, together with the LP Merger, the “Mergers”), with the General Partner surviving the GP Merger as a direct wholly owned subsidiary of the Issuer.

Pursuant to the Merger Agreement, on the Closing Date, (i) 6,520,944 common units representing limited partner interest in OMP (the “OMP Common Units”) issued and outstanding immediately prior to the Effective Time (as defined in the Merger Agreement) and owned by OMS Holdings (such OMP Common Units, the “Sponsor Cash Units”), were converted into the right to receive $150,000,000 in cash in the aggregate and each other OMP Common Unit issued and outstanding immediately prior to the Effective Time owned by OAS or its subsidiaries (other than OMP) (together with the Sponsor Cash Units, the “Sponsor Units”) were converted into the right to receive 0.7680 Crestwood Common Units; (ii) each OMP Common Unit issued and outstanding immediately prior to the Effective Time (other than the Sponsor Units) was converted into the right to receive 0.8700 Crestwood Common Units; and (iii) all of the limited liability company interests of the General Partner issued and outstanding as of immediately prior to the Effective Time were converted into the right to receive $10,000,000 in cash in the aggregate.

The foregoing summary of the Mergers does not purport to be complete and is subject to, and is qualified in its entirety by reference to the full text of the Merger Agreement, which is filed as Exhibit A hereto and incorporated herein by reference.

The Registration Rights Agreement

On the Closing Date, Oasis entered into a Registration Rights Agreement (the “Registration Rights Agreement”) with the Issuer, OMS Holdings, and Oasis Investment Holdings. The Registration Rights Agreement, among other things, grants Oasis and certain of its affiliates (the “Unitholders”) certain rights to require the Issuer to file and maintain the effectiveness of a registration statement with respect to the resale of the Crestwood Common Units owned by the Unitholder (including by having their Crestwood Common Units registered for resale in certain other registration statements filed by the Issuer or in certain underwritten offerings proposed by the Issuer) and, under certain circumstances, to require the Issuer to initiate three underwritten offerings for such Crestwood Common Units, subject to a minimum threshold.

Also pursuant to the Registration Rights Agreement, the Unitholders agreed not to directly or indirectly sell or otherwise dispose of its Crestwood Common Units for a period ending 90 days following the Closing Date of the transactions contemplated by the Merger Agreement. Additionally, for a period of two years following the Closing Date, the Issuer has a right of first offer in connection with certain sales by the Unitholders of the Crestwood Common Units.

The foregoing summary of the Registration Rights Agreement does not purport to be complete and is subject to, and is qualified in its entirety by, the full text of the Registration Rights Agreement, which is filed as Exhibit B hereto and incorporated herein by reference.

Director Nomination Agreement

On the Closing Date, Oasis entered into a Director Nomination Agreement with the Issuer and Crestwood GP (the “Director Nomination Agreement”). The Director Nomination Agreement grants Oasis certain designation rights pursuant to which Oasis may cause the board of directors of Crestwood GP to elect the designees selected by Oasis. At the closing, Oasis may cause the board of directors of Crestwood GP to nominate certain designees selected by Oasis to the slate of nominees recommended by Crestwood GP for election for each applicable special or annual election of the Issuer at which directors are to be elected. For so long as Oasis and its affiliates own at least 15% of the issued and outstanding Crestwood Common Units, Oasis may designate two director nominees. Oasis may designate one director nominee if Oasis and its affiliates hold at least 10% (but less than 15%) of the issued and outstanding Crestwood Common Units. If Oasis and its affiliates own less than 10% of the issued and outstanding Crestwood Common Units, Oasis will cease to have any rights to designate a director nominee under the Director Nomination Agreement.

On February 1, 2022, John Lancaster, Jr. and John Jacobi were elected to serve on Crestwood GP’s board of directors, in each case designated by Oasis under the terms of the Director Nomination Agreement.

The foregoing summary of the Director Nomination Agreement does not purport to be complete and is subject to, and is qualified in its entirety by, the full text of the Director Nomination Agreement, which is filed as Exhibit C hereto and incorporated herein by reference.

Except as described in this Item 4, the Reporting Persons and, to the best knowledge of the Reporting Persons, each of the other individuals named in Item 2 above, do not have, as of the date of this Schedule 13D, any other plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (i) of Item 4 of Schedule 13D. Although the foregoing reflects activities presently contemplated by the Reporting Persons and each other individuals named in Item 2 with respect to the Issuer, the foregoing is subject to change at any time. In determining from time to time whether to sell the Crestwood Common Units reported as beneficially owned in this Schedule 13D (and in what amounts) or to retain such securities, the Reporting Persons will take into consideration such factors as they deem relevant, including the business and prospects of the Issuer, anticipated future developments concerning the Issuer, existing and anticipated market conditions from time to time, general economic conditions, regulatory matters and other opportunities available to the Reporting Persons. The Reporting Persons reserve the right to acquire additional securities of the Issuer in the open market, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise, to dispose of all or a portion of their holdings of securities of the Issuer or to change their intention with respect to any or all of the matters referred to in this Item 4.

Item 5.	Interest in Securities of the Issuer

(a)

As of the date hereof, OMS Holdings directly holds 11,769,668 Crestwood Common Units, constituting approximately 12.1% of the 97,357,562 Crestwood Common Units that were outstanding as of February 3, 2022. As of the date hereof, Oasis Investment Holdings directly holds 9,216,000 Crestwood Common Units, constituting approximately 9.5% of the 97,357,562 Crestwood Common Units that were outstanding as of February 3, 2022. Because Oasis LLC controls OMS Holdings, and because Oasis controls Oasis LLC, both Oasis and Oasis LLC are deemed to beneficially own the Crestwood Common Units held directly by OMS Holdings. Because OMS Holdings and OPNA control Oasis Investment Holdings, each of Oasis, Oasis LLC, and OMS Holdings and OPNA are deemed to beneficially own the Crestwood Common Units held directly by Oasis Investment Holdings. As such, OPNA is deemed to beneficially own 9,216,000 Crestwood Common Units, constituting approximately 9.5% of the 97,357,562 Crestwood Common Units that were outstanding as of February 3, 2022, and Oasis, Oasis LLC, and OMS Holdings are deemed to beneficially own 20,985,668 Crestwood Common Units, constituting approximately 21.6% of the 97,357,562 Crestwood Common Units that were outstanding as of February 3, 2022.

To the best knowledge of the Reporting Persons, none of the individuals named in Item 2 beneficially own any Crestwood Common Units except as described herein.

(b)

Oasis, Oasis LLC, and OMS Holdings have shared voting and dispositive power over the Crestwood Common Units held directly by OMS Holdings. Oasis, Oasis LLC, OMS Holdings, OPNA, and Oasis Investment Holdings have shared voting and dispositive power over the Crestwood Common Units held directly by Oasis Investment Holdings.

(c)

Other than as described herein, the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the other individuals named in Item 2, have not effected any transactions in the Crestwood Common Units.

(d)

The Reporting Persons have the right to receive distributions from, or proceeds from the sale of, the Crestwood Common Units reported herein. Except as set forth in the preceding sentence, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, the Crestwood Common Units beneficially owned by the Reporting Persons.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information provided or incorporated by reference in each of Items 3 and 4 regarding the Mergers, the Merger Agreement, the Registration Rights Agreement and the Director Nomination Agreement is hereby incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits

Exhibit A	Agreement and Plan of Merger, dated as of October 25, 2021, by and among Oasis Midstream Partners LP, OMP GP LLC, Crestwood Equity Partners LP, Project Phantom Merger Sub LLC, Project Falcon Merger Sub LLC, and, solely for the purposes of Section 2.1(a)(i) thereof, Crestwood Equity GP LLC (incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Crestwood Equity Partners LP on October 28, 2021).

Exhibit B	Registration Rights Agreement, dated as of February 1, 2022, by and among Crestwood Equity Partners LP, Oasis Petroleum Inc., OMS Holdings LLC and Oasis Investment Holdings LLC (incorporated by reference to Exhibit 4.6 to the Current Report on Form 8-K filed by Crestwood Equity Partners LP on February 3, 2022).

Exhibit C	Director Nomination Agreement, dated as of February 1, 2022, by and among Crestwood Equity Partners LP, Crestwood Equity GP LLC and Oasis Petroleum Inc. (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Crestwood Equity Partners LP on February 3, 2022).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Date: February 11, 2022

Oasis Petroleum Inc.

By:	/s/ Nickolas J. Lorentzatos
Name:	Nickolas J. Lorentzatos
Title:	Executive Vice President, General Counsel and Corporate Secretary

OMS Holdings LLC

By:	/s/ Nickolas J. Lorentzatos
Name:	Nickolas J. Lorentzatos
Title:	Executive Vice President, General Counsel and Corporate Secretary

Oasis Investment Holdings LLC

By:	/s/ Nickolas J. Lorentzatos
Name:	Nickolas J. Lorentzatos
Title:	Executive Vice President, General Counsel and Corporate Secretary

Oasis Petroleum LLC

By:	/s/ Nickolas J. Lorentzatos
Name:	Nickolas J. Lorentzatos
Title:	Executive Vice President, General Counsel and Corporate Secretary

Oasis Petroleum North America LLC

By:	/s/ Nickolas J. Lorentzatos
Name:	Nickolas J. Lorentzatos
Title:	Executive Vice President, General Counsel and Corporate Secretary

[Signature Page to Schedule 13D]